UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☑	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: October 31, 2017

ALZAMEND NEURO, INC.
(Exact name of issuer as specified in its charter)

Delaware	81-1822909
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

50 W. Broadway, 3rd Floor Salt Lake City, Utah 84101
(Full mailing address of principal executive offices)

(949) 346-5822
(Issuer’s telephone number, including area code)

Item 1.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our expectations about possible business combinations, (b) our growth strategies, (c) our future financing plans, and (d) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

These condensed financial statements should be read in conjunction with the audited financial statements and related notes for the fiscal year ended April 30, 2017, contained in the Company’s Annual Report on Form 1-K, filed with the Securities and Exchange Commission on January 29, 2018.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions and the following:

•	Our ability to effectively execute our business plan;
•	Our ability to manage our expansion, growth and operating expenses;
•	Our ability to evaluate and measure our business, prospects and performance metrics;
•	Our ability to compete and succeed in a highly competitive and evolving industry;
•	Our ability to respond and adapt to changes in technology and customer behavior; and
•	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Information regarding market and industry statistics contained in this Semiannual Report is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. Except as required by U.S. federal securities laws, we have no obligation to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

Overview

Alzamend Neuro, Inc. (the “Company” or “Alzamend”) is currently focused on the development of our one product candidate, CAO22W, which is in the embryonic stage of development. We expect to incur substantial expenditures in the foreseeable future for the development and potential commercialization of CAO22W and ongoing internal research and development programs.  At this time, we cannot reliably estimate the nature, timing or aggregate amount of such costs. CAO22W will require extensive preclinical and clinical evaluation, regulatory review and approval, significant marketing efforts and substantial investment before it or any successors could provide us with any revenue. Further, we intend to continue to build our corporate and operational infrastructure and to build interest in our product candidate, CAO22W, in each of the medical, scientific and investment communities, with the ultimate goal of attempting to raise sufficient financing or effect partnering transactions with biopharmaceutical companies to fund the costly later-stage clinical development required to achieve successful commercialization of CAO22W.

Recent Developments

On May 1, 2016, Alzamend entered into a Standard Exclusive License Agreement with Sublicensing Terms with the University of South Florida Research Foundation, Inc., a nonstock, nonprofit Florida corporation (“Licensor”) and a direct support organization of the University of South Florida (“University”) (the “License Agreement”). Licensor granted Licensee a royalty bearing, exclusive worldwide license, limited to the field of Alzheimer’s Immunotherapy and Diagnostics, under United States Patent No. 8,188,046, entitled “Amyloid Beta Peptides and Methods of Use”, filed April 7, 2009 and granted May 29, 2012. Alzamend plans to file an Investigational New Drug Application (“IND”) with the United States Food and Drug Administration (the “FDA”) with respect to CAO22W in the first half of 2018 and prepare to conduct a First Stage Clinical Trial at the USF Health Byrd Alzheimer’s Institute. Upon FDA approval of the IND, we plan to work with Dr. Chuanhai Cao, a neuroscientist at the Byrd Institute and the inventor of CAO22W, and his medical and biotech research team to launch our First Stage Clinical Trial with up to 20 human patients.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED OCTOBER 31, 2017 AND 2016

The following table summarizes the results of our operations for the six months ended October 31, 2017 and 2016.

ALZAMEND NEURO, INC.

Condensed Statements of Operations (Unaudited)

	For the Six Months Ended October 31,
	2017	2016

REVENUE	$—	$—

OPERATING EXPENSES
General and administrative expenses	245,233	766,199
Loss from operations	(245,233)	(766,199)

OTHER EXPENSE
Interest expense	24,382	5,000
Interest expense - debt discount	8,290	—
Total other expenses	32,672	5,000

NET LOSS	$(277,905)	$(771,199)

Basic and diluted net loss per common share	$(0.00)	$(0.01)

Basic and diluted weighted average common shares outstanding	131,995,420	99,178,736

Revenue

Alzamend Neuro, Inc. is a preclinical early stage company that was formed on February 26, 2016. The Company was formed to acquire and commercialize patented intellectual property and know how to prevent, treat and cure the crippling and deadly disease, Alzheimer’s. We currently have only one product candidate, CAO22W, which is an immunotherapy vaccine peptide that is designed to be used both as a treatment and vaccine against Alzheimer’s. CAO22W is in the embryonic stage of development and will require extensive preclinical and clinical evaluation, regulatory review and approval, significant marketing efforts and substantial investment before it and any successors could provide us with any revenue. The Company did not generate any revenues during the six months ended October 31, 2017 and 2016, and we do not anticipate that we will generate revenue for the foreseeable future.

Cost of Goods Sold

The Company remains in developmental stage and, in conjunction with not having any operational revenue, it has incurred no Cost of Goods and Services Sold.

General and administrative expenses

General and administrative expenses for the six months ending October 31, 2017 and 2016, were $245,233 and $766,199, respectively. As reflected in the table below, general and administrative expenses primarily consisted of the following expense categories: management services, professional fees, advertising and promotion and licenses and fees. The remaining general and administrative expenses of $16,073 and $82,692, respectively, primarily consisted of payments for transfer agent fees, travel, and other office expenses, none of which is significant individually.

	For the Six Months Ended October 31,
	2017	2016
Management Services	$120,000	$240,000
Professional fees	73,996	183,095
Advertising and promotion	21,220	141,940
Licenses and fees	13,944	118,472
Other general and administrative expenses	16,073	82,692
Total general and administrative expenses	$245,233	$766,199

Management services

The Company has no full-time employees. The services of the two officers and Chairman of the Company are provided pursuant to the terms of a management services agreement (the “MSA”) entered into with Avalanche International, Corp. (“Avalanche”), a related party, on May 1, 2016. Avalanche provides management, consulting and financial services to the Company. Such services include advice and assistance concerning any and all aspects of operations, planning and financing of Alzamend and conducting relations with accountants, attorney, financial advisors and other professionals. The term of the MSA, as amended, is for the period May 1, 2016 to December 31, 2017 and may be extended by written agreement. The Company initially paid $40,000 per month for these services and, beginning February 2017, is currently paying $20,000 per month. During the six months ended October 31, 2017 and 2016, the Company recognized $120,000 and $240,000, respectively, in management fees. At October 31, 2017 and April 30, 2017, $204,082 and $180,000, respectively, was included within related party payable on the Company’s balance sheet.

Professional fees

The second largest component of our general and administrative expenses is professional fees. During the six months ended October 31, 2017 and 2016, the Company reported professional fees of $73,996 and $183,095, respectively, which are principally comprised of the following items:

Six Months Ended October 31, 2017

•
During the six months ended October 31, 2017, the Company incurred $38,695 in audit and legal fees attributed to the filing of the Company’s offering statement on Form 1-A (the “Offering Statement”) and legal fees resulting from work on the Company’s various regulatory and financing matters.

•
During January 2017, the Company entered into consulting agreements with two consultants. Both consulting agreements had a term of one year and provided for aggregate compensation of $50,000. The consulting services included assistance in evaluating strategic opportunities, business advice and services related to sales, marketing, investor relation and other incidental services on behalf of the Company. During the six months ended October 31, 2017, the Company recorded an expense of $25,204 as a result of these two consulting agreements.

•
The remaining amounts attributed to professional fees incurred by the Company during the six months ended October 31, 2017 are attributed to various types of professional fees, such as FDA consulting services, none of which is significant individually.

Six Months Ended October 31, 2016

•
During the six months ended October 31, 2016, as a result of a consulting agreements with Hallmark Investments, LLC (“Hallmark”), the Company incurred $60,000 in professional fees. Effective May 1, 2016, the Company entered into a one-year Consulting Agreement with Hallmark.  The terms of the Consulting Agreement provide for $120,000 in payments to Hallmark for strategic advisory services related to the operations of the Company.

•	During the six months ended October 31, 2016, the Company incurred $50,335 for information technology and website development services from two vendors.

•
During the six months ended October 31, 2016, the Company incurred $33,450 in audit fees related to the Company’s annual audit of its financial statements for the year ended April 30, 2016 and audit related fees attributed to the filing of the Company’s offering statement on Form 1-A (the “Offering Statement”).

•
The remaining amounts attributed to professional fees incurred by the Company during the six months ended October 31, 2016 are attributed to various types of professional fees, such as FDA consulting services, none of which is significant individually.

Advertising and promotion

During the six months ended October 31, 2017 and 2016, the Company incurred $21,220 and $141,940, respectively, in advertising and promotion related expenses. The majority of these expenditures were related to direct advertising of the Company’s Offering Statement on Google and Facebook, the development of a social media strategy, costs associated with an inbound call center and the development of videos to convey the Company’s mission.

Licenses and fees

There are certain initial license fees and milestone payments required to be paid to the University of South Florida and the Byrd Institute, a multi-disciplinary center at the University of South Florida, for the license of the Technology, pursuant to the terms of the Standard Exclusive License Agreement with Sublicensing Terms (the “License Agreement”) with the University of South Florida Research Foundation, Inc., a nonstock, nonprofit Florida corporation (“Licensor”) and a direct support organization of the University of South Florida (“University”).

The License Agreement requires, in addition to royalty payments of 4% on net sales of products developed from the licensed technology, the Company to pay a license fee of $100,000 on June 25, 2016 and December 31, 2016. As an additional licensing fee, Licensor is entitled to receive that number of shares of the Company’s common stock equal to five percent (5%) of the total number of issued and outstanding shares outstanding on May 1, 2016, subject to additional issuances until such time as the Company has received a total of $5 million in cash in exchange for the Company’s equity securities.  Additionally, the Company is required to pay milestone payments to Licensor for the license of the technology.

During the six months ended October 31, 2017, the Company incurred $3,944 in non-cash charges from issuances of common stock to the Licensor. During the six months ended October 31, 2016, the $100,000 payment due on June 25, 2016, combined with additional payments of $12,248 for incidental costs incurred by the Licensor and required to be paid by the Company pursuant to the License Agreement, represents the majority of the licenses and fees incurred during the six months ending October 31, 2016 of $118,472.

 Other Expense

During the six months ended October 31, 2017, the Company reported other expense of $32,672. Other expense includes interest expense of $24,382 and amortization of original issue discounts on notes payable and notes payable, related parties of $8,290.

At October 31, 2017 and April 30, 2017, the aggregate outstanding balances on the Company’s borrowings was $42,983 and $325,211, respectively. At October 31, 2017, the Company has classified these borrowings as notes payable of $42,983 and at April 30, 2017 as notes payable of $71,382 and notes payable, related parties of $253,829.

Six Months Ended October 31, 2016

Notes payable

During January 2017, the Company entered into a promissory note and received net proceeds of $65,000. As consideration for this loan, the Company issued a promissory note in the aggregate principal amount of $75,000, which included an original issue discount and fees of $10,000. The original issue discount was amortized as non-cash interest expense over the term of the debt. During the six months ended October 31, 2017, interest expense of $3,618 was recorded from the debt discount amortization. The promissory note accrued interest at 15% per year and during the six months ended October 31, 2017 the Company recorded $16,838 in interest. At April 30, 2017, the outstanding balance on the promissory note, inclusive of unamortized original discount of $3,618, was $71,382. During the six months ended October 31, 2017, the outstanding balance on the promissory note was repaid.

Notes payable, related parties

At April 30, 2017, the outstanding balance on short term borrowings from Avalanche, a related party, was $180,100. During the six months ended October 31, 2017, the outstanding balance on the short-term borrowings from Avalanche was repaid.

During January 2017, the Company entered a promissory note and received net proceeds of $70,000 from Gary Gottlieb, a related party. As consideration for this loan, the Company issued a promissory note in the aggregate principal amount of $80,000, which included original an issue discount of $10,000. The original issue discount was amortized as non-cash interest expense over the term of the debt. During the six months ended October 31, 2017. interest expense of $6,271 was recorded from the debt discount amortization. This promissory note accrued interest at 15% per year and during the six months ended October 31, 2017, the Company recorded $5,852 in interest. At April 30, 2017, the outstanding balance on this promissory note, inclusive of unamortized original discount of $6,271, was $73,729. During the six months ended October 31, 2017, the outstanding principal balance on the promissory note was repaid.

On October 1, 2017, the Company entered into a promissory note in the principal amount of $47,520 with DPW Holdings, Inc., a related party (“DPW”). The promissory note included an original issue discount (“OID”) of $3,520 resulting in net proceeds to the Company of $44,000, bears interest at 8% simple interest on the principal amount, and is due on August 16, 2018. Further, the promissory note also included a loan fee of $1,320 resulting in a total amount due of $48,840. As additional consideration, the Company also issued to DPW a warrant to purchase 22,000 shares of common stock at an exercise price of $0.30 per share. The Company recorded debt discount based on the estimated fair value of the 22,000 warrants of $2,235, which is being amortized to interest expense over the term of the promissory note using the effective interest method. During the six months ended October 31, 2017. interest expense of $210 was recorded from the debt discount amortization. At October 31, 2017, the outstanding balance on this promissory note, inclusive of unamortized original discount of $5,857, was $42,983. On November 15, 2017, the Company repaid $35,000 of the outstanding balance to DPW.

Six Months Ended October 31, 2016

Notes payable

During the six months ended October 31, 2016, other expense consists of interest expense associated with a $75,000 loan received on May 11, 2016 from JLA Realty Associates, LLC (“JLA Realty”). As consideration for the loan, the Company issued JLA Realty a promissory note in the aggregate principal amount of $75,000 (the “JLA Note”). The JLA Note provided for a loan fee of $5,000 and was due 60 days from the date of the loan. The JLA Note, including the loan fee, was repaid on July 7, 2016.

Current and Deferred Income Taxes

The Company has made the decision to fully reserve its net deferred tax assets. As a result of this decision, the Company did not record an income tax benefit during the six months ended October 31, 2017 and 2016.

The ultimate realization of deferred tax assets is dependent upon the existence, or generation, of taxable income in the periods when those temporary differences and net operating loss carryovers are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryover years, projected future taxable income, available tax planning strategies, and other factors in making this assessment. Based on available evidence, management believes it is less likely than not that all of the deferred tax assets will be realized. Accordingly, the Company has established a 100% valuation allowance.

Net Loss

For the foregoing reasons, the Company’s net loss for the six months ended October 31, 2017 and 2016, was $277,905 and $771,199, respectively.

LIQUIDITY AND CAPITAL RESOURCES

During May 2016, the Company entered into subscription agreements with multiple investors. The Company issued and sold to these investors 46,700,000 shares of its common stock at $.0001 per share. These issuances resulted in aggregate gross proceeds to the Company of $4,670. The Company has recorded a receivable of $1,700 related to these issuances.

On May 30, 2016, the Company entered into subscription agreements for the sale of 360,000 shares of Series A Preferred Stock to two investors at $0.008/share for an aggregate purchase price of $2,880. The Company received $288 in cash and recorded a receivable for $2,592. The Series A Preferred Stock is convertible into 28,800,000 shares of Common Stock.

On June 23, 2016 and July 6, 2016, the Company entered into subscription agreements with EAV, LLC for the purchase of 500 units at $1,000 for each unit purchased. Each unit consisted of 23,500 shares of Common Stock. In aggregate, EAV purchased a total of 1,000 units, representing 23,500,000 shares of Common Stock for an aggregate of $1,000,000, or approximately $0.0426 per share, pursuant to the terms of a Private Placement Memorandum dated June 3, 2016. Payment for the 1,000 units was received between July 7, 2016 and August 2, 2016. In conjunction with the Private Placement Memorandum, the Company incurred $100,000 in placement fees to Palladium Capital Advisors, LLC, and $39,885 in legal and filing fees, resulting in net proceeds to the Company of $860,115.

In December 2016, the SEC qualified the Company’s Regulation A Offering Statement pursuant to which the Company sought to raise $50,000,000 from the sale of Common Stock at a price of $2.00 per share. The Company sold 37,463 shares of Common Stock and received gross proceeds of $74,926 in the offering, which closed on June 15, 2017.

Between October 19, 2017 and December 29, 2017, the Company entered into subscription agreements for the purchase of 419.45 units at $10,000 for each unit purchased. Each unit consisted of 40,000 shares of Common Stock. In aggregate, the 419.45 units represented 16,778,000 shares of Common Stock for an aggregate purchase price of $4,194,500, or $0.25 per share, pursuant to the terms of a Private Placement Memorandum dated August 17, 2017 (the “PPM”). In conjunction with this Private Placement Memorandum, the Company incurred $419,450 in placement fees and $57,900 in legal and filing fees, resulting in net proceeds to the Company of $3,717,150.

Since inception, our principal sources of operating funds have been proceeds from debt and equity financing including the sale of Common Stock to initial investors known to management and principal stockholders of the Company. While the Company must ultimately raise additional equity or debt financing, we expect that our current cash on hand will be sufficient to fund our existing operations for at least the next twelve-month period thereafter. However, in the future if the Company is unable to raise sufficient additional funds, it will have to execute a slower than planned growth path, reduce overhead and scale back its business plan until sufficient additional capital is raised to support further operational expansion and growth beyond the next twelve-month period.

CONTRACTUAL OBLIGATIONS

On May 1, 2016, the Company entered into the License Agreement with the Licensor pursuant to which the Licensor granted the Company a royalty bearing, exclusive worldwide license, limited to the field of Alzheimer’s Immunotherapy and Diagnostics, under United States Patent No. 8,188,046, entitled “Amyloid Beta Peptides and Methods of Use”, filed April 7, 2009 and granted May 29, 2012.

In addition to royalty payments of 4% on net sales of products developed from the licensed technology, the Company was required to pay a license fee of $100,000 on June 25, 2016 and December 31, 2016. As an additional licensing fee, the Licensor is entitled to receive that number of shares of the Company’s common stock equal to five percent (5%) of the sum of the total number of issued and outstanding shares plus any securities that are convertible into or exercisable or exchangeable for shares of common stock, subject to adjustment for additional issuances until such time as the Company has received a total of $5 million in cash in exchange for the Company’s equity securities. Additionally, the Company is required to pay milestone payments to Licensor for the license of the technology, as follows:

Payment	Due Date	Event

$50,000	June 1, 2018	IND Filing

$50,000	12 months from IND filing date	Upon first dosing of patient in first Phase I Clinical Trial

$175,000	12 months from first patient dosed in Phase I	Upon Completion of first Phase I Clinical Trial

$500,000	24 months from completion of first Phase I Trial	Upon Completion of first Phase II Clinical Trial

$1,000,000	12 months from completion of the first Phase II Clinical Trial	Upon first patient treated in a Phase III Clinical Trial

$10,000,000	7 years from the Effective Date of the Agreement	Upon FDA Approval

None of these milestones was met as of the date of this Annual Report. If we fail to meet a milestone by its specified date, the Licensor may terminate the License Agreement.

Licensor was also granted a preemptive right to acquire such shares or other equity securities that may be issued from time to time by the Company while Licensor remains the owner of any equity securities of the Company. Further, if the Company issues equity securities at a price per share that is less than the price paid by purchasers in a transaction for aggregate consideration of at least $5,000,000 (the “Investment Price”), then the number of shares owned by Licensee shall be increased upon such issuance. The amount of the increase shall be determined by multiplying the number of shares then owned by Licensor by a fraction; the numerator of which shall be equal to the number of shares of common stock outstanding immediately after the issuance of additional shares of commons stock, and the denominator of which shall be equal to the sum of (i) the number of shares of common stock outstanding immediately prior to the issuance of additional shares of common stock plus (ii) the number of shares of common stock which the aggregate consideration for the total number of additional shares of common stock so issued would purchase at the Investment Price.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 2.   Other Information

None.

Item 3.   Financial Statements

INDEX TO FINANCIAL STATEMENTS
ALZAMEND NEURO, INC.

Balance Sheet as of October 31, 2016	F-2

Statement of Operations for the six months ended October 31, 2016	F-3

Statement of Cash Flows for the six months ended October 31, 2016	F-4

Notes to Financial Statements	F-5 – F-15

ALZAMEND NEURO, INC.

Condensed Balance Sheets (Unaudited)

	October 31, 2017	April 30, 2017
ASSETS

CURRENT ASSETS

Cash	$306,143	$4,976
Subscriptions receivable and prepaid expense	103,073	52,317
TOTAL CURRENT ASSETS	409,216	57,293

Deferred offering cost	—	75,000
TOTAL LONG TERM ASSETS	—	75,000

TOTAL ASSETS	$409,216	$132,293

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$190,706	$125,965
Related party payable	221,506	266,047
Notes payable, net of discount of $3,618	—	71,382
Notes payable, related party, net of discount of $5,857 and $6,271, respectively	42,983	253,829
TOTAL CURRENT LIABILITIES	455,195	717,223

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT

Convertible Preferred stock, $0.0001 par value: 10,000,000 shares authorized;
Series A Preferred Stock, $0.0001 stated value per share, 1,360,000 shares designated;	136	136
1,360,000 shares issued and outstanding as of October 31, 2017 and April 30, 2017
Common stock, $0.0001 par value: 300,000,000 shares authorized;
135,844,804 and 131,497,369 shares issued and outstanding as of October 31, 2017
and April 30, 2017, respectively	13,585	13,150
Additional paid-in capital	1,799,679	983,258
Accumulated deficit	(1,859,379)	(1,581,474)
TOTAL STOCKHOLDERS' DEFICIT	(45,979)	(584,930)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$409,216	$132,293

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these financial statements.

ALZAMEND NEURO, INC.

Condensed Statements of Operations (Unaudited)

	For the Six Months Ended October 31,
	2017	2016

REVENUE	$—	$—

OPERATING EXPENSES
General and administrative expenses	245,233	766,199
Loss from operations	(245,233)	(766,199)

OTHER EXPENSE
Interest expense	24,382	5,000
Interest expense - debt discount	8,290	—
Total other expenses	32,672	5,000

NET LOSS	$(277,905)	$(771,199)

Basic and diluted net loss per common share	$(0.00)	$(0.01)

Basic and diluted weighted average common shares outstanding	131,995,420	99,178,736

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these financial statements.

ALZAMEND NEURO, INC.

Condensed Statements of Cash Flows (Unaudited)

	For the Six Months Ended October 31,
	2017	2016

Cash flows from operating activities:
Net loss	$(277,905)	$(771,199)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest expense -- debt discount	11,107	—
Stock-based compensation for license fees paid	3,944	—
Changes in operating assets and liabilities:
Prepaid expense	(54,291)	(94,062)
Deferred offering costs	78	—
Accounts payable	93,741	40,718

Net cash used in operating activities	(223,326)	(824,543)

Cash flows from financing activities:
Proceeds from issuance of common stock	889,134	865,220
Advances from related party payable	(44,541)	12,403
Deferred offering costs	—	(25,000)
Proceeds from issuance of preferred stock	—	2,880
Proceeds from notes payable	—	75,000
Proceeds from notes payable, related party	138,500	—
Payments on notes payable	(75,000)	—
Payments on notes payable, related party	(383,600)	(75,000)

Net cash provided by financing activities	524,493	855,503

Net increase in cash	301,167	30,960

Cash at beginning of period	4,976	—

Cash at end of period	$306,143	$30,960

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$19,612	$5,000

Non-cash financing activities:
Subscription receivable for common stock	$—	$3,100
Subscription receivable for preferred stock	$—	$3,000
Deferred offering costs included in accounts payable	$—	$25,000
Issuance of notes payable in payment of accrued expenses	$29,000	$—

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these financial statements.

ALZAMEND NEURO, INC.
NOTES TO FINANCIAL STATEMENTS — Unaudited

1. DESCRIPTION OF BUSINESS AND LIQUIDITY

Alzamend Neuro, Inc. (the “Company” or “Alzamend”), is a specialty pharmaceutical company that was formed on February 26, 2016 to develop and commercialize patented intellectual property to prevent, treat and cure Alzheimer’s. The first patented solution that Alzamend has licensed to move to commercialization is an immunotherapy vaccine peptide that works both as a treatment and vaccine against Alzheimer’s (the “Technology”).

The Company is devoting substantially all of its efforts towards research and development of its Technology and raising capital. The Company has not generated any product revenue to date. The Company has financed its operations to date primarily through debt financings and through the sale of its common stock. The Company expects to continue to incur net losses in the foreseeable future.

As of October 31, 2017, the Company had cash of $306,143. However, between October 19, 2017 and December 29, 2017, the Company entered into subscription agreements for the purchase of 419.45 units at $10,000 for each unit purchased for an aggregate purchase price of $4,194,500 which resulted in net proceeds to the Company of $3,717,150. Each unit consisted of 40,000 shares of Common Stock (See Note 10). Although the Company has incurred recurring losses, the Company expects that the proceeds from this financing will be sufficient to fund operations for at least the next twelve months from the date of this filing.

The Company will need to continue to raise funds until it is able to generate revenues from operations sufficient to fund its development and commercial operations. The Company cannot be certain that additional funding will be available on acceptable terms, or at all, in which case it may have to significantly delay, scale back or discontinue the development and/or commercialization of its product. The Company may also be required to (a) seek collaborators for its product at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (b) relinquish or otherwise dispose of rights to technology or its product that the Company would otherwise seek to deploy or commercialize.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 1-SA and Regulation S-X and do not include all the information and disclosures required by accounting principles generally accepted in the United States of America. The Company has made estimates and judgments affecting the amounts reported in our consolidated financial statements and the accompanying notes. The actual results experienced by the Company may differ materially from our estimates. The financial information is unaudited but reflects all normal adjustments that are, in the opinion of management, necessary to provide a fair statement of results for the interim period presented. These condensed financial statements should be read in conjunction with the financial statements in the Company’s Annual Report on Form 1-K for the year ended April 30, 2017, filed with the Securities and Exchange Commission on January 29, 2018. The condensed balance sheet as of April 30, 2017, was derived from the Company’s audited 2017 financial statements contained in the above referenced Form 1-K. Results of the six months ended October 31, 2017, are not necessarily indicative of the results to be expected for the full year ending April 30, 2018.

Accounting Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s critical accounting policies that involve significant judgment and estimates include share based compensation and valuation of deferred income taxes. Actual results could differ from those estimates.

ALZAMEND NEURO, INC.
NOTES TO FINANCIAL STATEMENTS — Unaudited
Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. The recorded carrying amounts of the Company’s cash and cash equivalents approximate their fair value. As of October 31, 2017 and April 30, 2017, the Company had no cash equivalents.

Fair Value of Financial Instruments

The Company’s financial instruments are accounts payable, notes payable and notes payable, related party. The recorded values of accounts payable approximate their fair values based on their short-term nature. The recorded values of notes payable and notes payable, related party are recorded at their carrying value, net of any unamortized debt discount, which approximates their fair value based on their short-term nature.

The Company defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last is considered unobservable:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 assumptions: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities including liabilities resulting from imbedded derivatives associated with certain warrants to purchase common stock.

Income Taxes

The Company determines its income taxes under the asset and liability method. Under the asset and liability approach, deferred income tax assets and liabilities are calculated and recorded based upon the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to future periods for differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. Generally, deferred income taxes are classified as current or non-current in accordance with the classification of the related asset or liability. Those not related to an asset or a liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. Valuation allowances are provided for significant deferred income tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes tax liabilities by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized and also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. To the extent that the final tax outcome of these matters is different than the amount recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense. U.S. GAAP also requires management to evaluate tax positions taken by the Company and recognize a liability if the Company has taken uncertain tax positions that more likely than not would not be sustained upon examination by applicable taxing authorities. Management of the Company has evaluated tax positions taken by the Company and has concluded that as of October 31, 2017, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability that would require disclosure in the financial statements.

ALZAMEND NEURO, INC.
NOTES TO FINANCIAL STATEMENTS — Unaudited

Stock-Based Compensation

The Company accounts for stock option awards in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic No. 718, Compensation-Stock Compensation. Under FASB ASC Topic No. 718, compensation expense related to stock-based payments is recorded over the requisite service period based on the grant date fair value of the awards. Compensation previously recorded for unvested stock options that are forfeited is reversed upon forfeiture. The Company uses the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock.

The Company’s accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of FASB ASC Topic No. 505-50, Equity Based Payments to Non-Employees. Accordingly, the measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

Loss per Common Share

The Company utilizes FASB ASC Topic No. 260, Earnings per Share. Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding.  Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted loss per common share reflects the potential dilution that could occur if convertible preferred stock, options and warrants were to be exercised or converted or otherwise resulted in the issuance of common stock that then shared in the earnings of the entity.

Since the effects of outstanding options and warrants are anti-dilutive in the period presented, shares of common stock underlying these instruments have been excluded from the computation of loss per common share.

The following sets forth the number of shares of common stock underlying outstanding convertible preferred stock, options and warrants as of October 31, 2017 and 2016:

	October 31,
	2017	2016
Series A convertible preferred stock	108,800,000	108,800,000
Stock options	30,500,000	30,500,000
Warrants	172,000	150,000
	139,472,000	139,450,000

Recent Accounting Standards

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, (“FASB”), or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position or results of operations upon adoption.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230)” (“ASU 2016-15”), which seeks to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. For public entities, ASU 2016-15 becomes effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the provisions of ASU 2016-15 and assessing the impact, if any, it may have on its financial position, results of operations, cash flows or financial statement disclosures.

ALZAMEND NEURO, INC.
NOTES TO FINANCIAL STATEMENTS — Unaudited

In March 2016, the FASB issued ASU 2016-09, “Compensation - Stock Compensation (Topic 718)” (“ASU 2016-09”), which seeks to simplify accounting for share-based payment transactions including income tax consequences, classification of awards as either equity or liabilities, and the classification on the statement of cash flows.  For public entities, ASU 2016-09 becomes effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, with early adoption permitted. The Company has not yet determined the effect that ASU 2016-09 will have on its financial position, results of operations or financial statement disclosures.

In January 2016, the FASB issued ASU 2016-01, "Recognition and Measurement of Financial Assets and Liabilities" (“ASU 2016-01”). ASU 2016-01 requires equity investments (excluding equity method investments and investments that are consolidated) to be measured at fair value with changes in fair value recognized in net income. Equity investments that do not have a readily determinable fair value may be measured at cost, adjusted for impairment and observable price changes. The ASU also simplifies the impairment assessment of equity investments, eliminates the disclosure of the assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at cost on the balance sheet and requires the exit price to be used when measuring fair value of financial instruments for disclosure purposes. Under ASU 2016-01, changes in fair value (resulting from instrument-specific credit risk) will be presented separately in other comprehensive income for liabilities measured using the fair value option and financial assets and liabilities will be presented separately by measurement category and type either on the balance sheet or in the financial statement disclosures. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company has not yet determined the effect that ASU 2016-01 will have on its financial position, results of operations, or financial statement disclosures.

In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern" (“ASU 2014-15”). The amendments in ASU 2014-15 are intended to provide guidance on the responsibility of reporting entity management. Specifically, this ASU 2014-15 provides guidance to management related to evaluating whether there is substantial doubt about the reporting entity’s ability to continue as a going concern and about related financial statement note disclosures. Although the presumption that a reporting entity will continue to operate as a going concern is fundamental to the preparation of financial statements, prior to the issuance of ASU 2014-15, there was no guidance in (U.S. GAAP related to the concept. Due to the lack of guidance in U.S. GAAP, practitioners and their clients often faced challenges in determining whether, when, and how a reporting entity should disclose the relevant information in its financial statements. As a result, the FASB issued this guidance to require management evaluation and potential financial statement disclosures. ASU 2014-15 is effective for financial statements with periods ending after December 15, 2016. The Company adopted ASU 2014-15 during the fiscal year and determined the effect that ASU 2014-15 did not have a material effect on its financial position, results of operations, or financial statement disclosures.

The Company has considered all other recently issued accounting standards and does not believe the adoption of such standards will have a material impact on its financial statements.

3. OTHER CURRENT ASSETS

Other current assets are as follows:

	October 31, 2017	April 30, 2017

Subscription receivables	$1,700	$1,700
Other receivables	32,310	—
Prepaid assets	69,063	50,617
Total subscription receivables and prepaid assets	$103,073	$52,317

ALZAMEND NEURO, INC.
NOTES TO FINANCIAL STATEMENTS — Unaudited

4. STOCK-BASED COMPENSATION

On April 30, 2016, the Company’s shareholders approved the Company’s 2016 Stock Incentive Plan (the “Plan”).  The Plan provides for the issuance of a maximum of fifty million (50,000,000) shares of the Company’s common stock to be offered to the Company’s directors, officers, employees, and consultants. Options granted under the Plan have an exercise price equal to or greater than the fair value of the underlying common stock at the date of grant and become exercisable based on a vesting schedule determined at the date of grant. The options expire between 5 and 10 years from the date of grant. Restricted stock awards granted under the Plan are subject to a vesting period determined at the date of grant.

During the six months ended October 31, 2017 and 2016, the Company did not grant any equity-based awards from the Plan and did not recognize any stock-based compensation expense from previous grants made pursuant to the Plan. Pursuant to the terms of the License Agreement, the Company issued 1,972 shares of its common stock and recognized $3,944 in license fees. the fair value of which was determined from recent sales of the Company’s common stock to third parties.

All options that the Company grants are granted at the per share fair value on the grant date. Vesting of options differs based on the terms of each option. The Company has valued the options at their date of grant utilizing the Black Scholes option pricing model. As of the issuance of these financial statements, there was not an active public market for the Company’s shares. Accordingly, the fair value of the underlying options was determined based on the historical volatility data of similar companies, considering the industry, products and market capitalization of such other entities. The risk-free interest rate used in the calculations is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the options as calculated using the simplified method. The expected life of the options used was based on the contractual life of the option granted.  Stock-based compensation is a non-cash expense because the Company settles these obligations by issuing shares of the Company’s common stock from its authorized shares instead of settling such obligations with cash payments.

A summary of stock option activity for the period April 30, 2016 to October 31, 2017, is presented below:

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value

April 30, 2016	19,500,000	30,500,000	$0.0001	10.00	$0.00

April 30, 2017	19,500,000	30,500,000	$0.0001	9.00	$0.25

October 31, 2017	19,500,000	30,500,000	$0.0001	8.50	$0.25

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between the fair value price on the respective date and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options. There have not been any options exercised during the six months ended October 31, 2017.

The Company utilized the Black-Scholes option pricing model and the assumptions used for the period February 26, 2016 (inception) to April 30, 2016, are as follows:

ALZAMEND NEURO, INC.
NOTES TO FINANCIAL STATEMENTS — Unaudited

Period Ended April 30, 2016
Weighted average risk-free interest rate	1.28%
Weighted average life (in years)	5.0
Volatility	71%
Expected dividend yield	0%
Weighted average grant-date fair value per share of options granted	$0.00006

As of October 31, 2017, there were no unvested stock options and accordingly no unrecognized compensation cost related to unvested stock options.

 5. WARRANTS

On October 1, 2017, the Company issued warrants to purchase an aggregate of 22,000 shares of the Company’s common stock at an exercise price equal to $0.30 per share in connection with the issuance of an 8% promissory note in the aggregate principal amount of $47,520 (See Note 8).

The following table summarizes information about common stock warrants outstanding at October 31, 2017:

Outstanding				Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Price	Outstanding	Life (Years)	Price	Exercisable	Price
$0.001	150,000	1.46	$0.001	150,000	$0.001
$0.30	22,000	2.92	$0.30	22,000	$0.30

$0.001 - $0.30	172,000	1.64	$0.039	172,000	$0.039

6. RELATED PARTY TRANSACTIONS

As of April 30, 2016, the Company had sold 1,000,000 shares of Series A Convertible Preferred Stock to MCKEA Holdings, LLC ("MCKEA"), a related party (See Note 9).

On May 1, 2016, the Company entered into a Management Services Agreement (“Management Agreement”) with Avalanche International Corp. (“Avalanche”), a related party. The Company’s officers and directors are also officers and directors of Avalanche. Further, MCKEA is the majority member of Philou Ventures, LLC, which is the controlling shareholder of Avalanche. Pursuant to the terms of the Management Services Agreement, Avalanche shall provide management, consulting and financial services to Alzamend. Such services shall include advice and assistance concerning any and all aspects of operations, planning and financing of Alzamend and conducting relations with accountants, attorney, financial advisors and other professionals. The term of the Management Services Agreement, as amended, is for the period May 1, 2016 to December 31, 2017 and may be extended by written agreement. The Company initially paid $40,000 per month for these services and, beginning February 2017, is currently paying $20,000 per month. During the six months ended October 31, 2017 and 2016, the Company recognized $120,000 and $240,000, respectively, in management fees. At October 31, 2017 and April 30, 2016, $204,082 and $180,000, respectively, was included within related party payable on the Company’s balance sheet.

ALZAMEND NEURO, INC.
NOTES TO FINANCIAL STATEMENTS — Unaudited

During the six months ended October 31, 2017 and 2016, the Company incurred nil and $22,235, respectively, for the services Gary Gottlieb, the sole officer and director of Cross Click Media, Inc. (“Cross Click”). The amounts incurred from Mr. Gottlieb are included in general and administrative expense in the statement of operations. MCKEA is the controlling shareholder of Cross Click. Kristine L. Ault, the wife of Milton C. Ault III, Chairman of the Company’s Board of Directors, is the manager and owner of MCKEA. MCKEA is the majority member of Philou Ventures, LLC, which is the controlling shareholder of Avalanche. At October 31, 2017 and April 30, 2017, in the aggregate, the Company owed Cross Click and Mr. Gottlieb $1,416 and $27,674, respectively, which is included within related party payable on the Company’s balance sheet.

The amount due at October 31, 2017 and April 30, 2017 to MCKEA and the Company’s officers for reimbursement of expenses paid and incurred by these related parties was $15,308 and $58,373, respectively. The amounts are included within related party payable on the Company’s balance sheet.

The amount due at October 31, 2017 and April 30, 2017 to related parties from short-term loans, inclusive of unamortized original discount of $5,857 and $6,271, respectively, was $42,983 and $253,829, respectively. The amounts are included within notes payable, related parties, on the Company’s balance sheet (See Note 8).

7. NOTES PAYABLE

During January 2017, the Company entered into a promissory note and received net proceeds of $65,000. As consideration for this loan, the Company issued a promissory note in the aggregate principal amount of $75,000, which included an original issue discount and fees of $10,000. The original issue discount was amortized as non-cash interest expense over the term of the debt. During the six months ended October 31, 2017, interest expense of $3,618 was recorded from the debt discount amortization. The promissory note accrued interest at 15% per year and during the six months ended October 31, 2017 the Company recorded $16,838 in interest. At April 30, 2017, the outstanding balance on the promissory note, inclusive of unamortized original discount of $3,618, was $71,382. During the six months ended October 31, 2017, the outstanding balance on the promissory note was repaid.

8. NOTES PAYABLE, RELATED PARTY

At April 30, 2017, the outstanding balance on short term borrowings from Avalanche, a related party, was $180,100. During the six months ended October 31, 2017, the outstanding balance on the short term borrowings from Avalanche was repaid.

During January 2017, the Company entered a promissory note and received net proceeds of $70,000 from Gary Gottlieb, a related party. As consideration for this loan, the Company issued a promissory note in the aggregate principal amount of $80,000, which included original an issue discount of $10,000. The original issue discount was amortized as non-cash interest expense over the term of the debt. During the six months ended October 31, 2017. interest expense of $6,271 was recorded from the debt discount amortization. This promissory note accrued interest at 15% per year and during the six months ended October 31, 2017, the Company recorded $5,852 in interest. At April 30, 2017, the outstanding balance on this promissory note, inclusive of unamortized original discount of $6,271, was $73,729. During the six months ended October 31, 2017, the outstanding principal balance on the promissory note was repaid.

On October 1, 2017, the Company entered into a promissory note in the principal amount of $47,520 with DPW Holdings, Inc., a related party (“DPW”). The promissory note included an original issue discount (“OID”) of $3,520 resulting in net proceeds to the Company of $44,000, bears interest at 8% simple interest on the principal amount, and is due on August 16, 2018. Further, the promissory note also included a loan fee of $1,320 resulting in a total amount due of $48,840. As additional consideration, the Company also issued to DPW a warrant to purchase 22,000 shares of common stock at an exercise price of $0.30 per share. The Company recorded debt discount based on the estimated fair value of the 22,000 warrants of $2,235, which is being amortized to interest expense over the term of the promissory note using the effective interest method. During the six months ended October 31, 2017. interest expense of $210 was recorded from the debt discount amortization. At October 31, 2017, the outstanding balance on this promissory note, inclusive of unamortized original discount of $5,857, was $42,983. On November 15, 2017, the Company repaid $35,000 of the outstanding balance to DPW.

ALZAMEND NEURO, INC.
NOTES TO FINANCIAL STATEMENTS — Unaudited

9. EQUITY TRANSACTIONS

Series A Preferred Stock

The Board of Directors has designated 1,360,000 shares of its Preferred Stock as “Series A Convertible Preferred Stock” (the “Series A Preferred Shares”). The Series A Preferred Shares convey no dividend rights except as may be declared by the Board in its sole and absolute discretion, out of funds legally available for that purpose. Holders of Series A Preferred Shares are entitled to 200 non-cumulative votes per share on all matters presented to our stockholders for action. In addition, the affirmative vote of the holders of a majority of the Series A Preferred then outstanding, voting as a separate class, is required for the Company to do any of the following:

•	amend, alter or repeal any of the preferences or rights of the Series A Preferred Shares;
•	authorize any reclassification of the Series A Preferred Shares;
•	increase the authorized number of Series A Preferred Shares; or
•	create any class or series of shares ranking prior to the Series A Preferred Shares as to dividends orliquidation.

The Series A Preferred Shares are not entitled to preemptive rights. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the Holders of Series A Preferred Shares shall be entitled to participate in any distribution out of the assets of the Company on an equal basis per share with the holders of the Common Stock.

Holders of Series A Preferred Shares have the right to convert their shares into shares of Common Stock at any time at a conversion rate equal to eighty (80) shares of Common Stock for every one (1) Series A Preferred Share. The conversion rate is not subject to anti-dilution adjustments.

On April 1, 2016, the Company entered into a subscription agreement with MCKEA Holdings, LLC ("MCKEA").  The Company issued and sold to MCKEA 1,000,000 shares of Series A Preferred Shares that are convertible into 80,000,000 shares of Common Stock that carry the voting power of 200,000,000 shares of common stock. Kristine L. Ault, the wife of Milton C. Ault III, Chairman of the Company’s Board of Directors, is the manager and owner of MCKEA. The issuance resulted in aggregate gross proceeds to the Company of $8,000, of which $5,000 was paid directly to a third party for legal services in April 2016 and $3,000 was received during the year ended April 30, 2017.

On May 30, 2016, the Company entered into subscription agreements for the sale of 360,000 shares of Series A Preferred Stock to two investors at $0.008/share for an aggregate purchase price of $2,880. The Series A Preferred Stock is convertible into 28,800,000 shares of Common Stock.

Common Stock

On May 27, 2016, the Company’s Board of Directors approved a Certificate of Amendment to the Company’s Certificate of Incorporation increasing its authorized shares of common stock from 150,000,000 to 300,000,000.

During April 2016, the Company entered into subscription agreements with multiple investors. The Company issued and sold to these investors 46,400,000 shares of its common stock at $.0001 per share. The issuance resulted in aggregate gross proceeds to the Company of $4,640, of which $1,105 was received in April 2016 and the remainder of $3,535 was received in May 2016.

During May 2016, the Company entered into subscription agreements with multiple investors. The Company issued and sold to these investors 46,700,000 shares of its common stock at $.0001 per share. The issuance resulted in aggregate gross proceeds to the Company of $4,670, of which $2,970 has been received. The Company has recorded a receivable at October 31, 2017 and April 30, 2017, for the remaining balance due of $1,700 recorded in subscription receivable on the balance sheet.

ALZAMEND NEURO, INC.
NOTES TO FINANCIAL STATEMENTS — Unaudited

On June 23, 2016 and July 6, 2016, the Company entered into subscription agreements with EAV, LLC for the purchase of 500 units at $1,000 for each unit purchased. Each unit consisted of 23,500 shares of Common Stock.  In aggregate, EAV purchased a total of 1,000 units, representing 23,500,000 shares of Common Stock for an aggregate of $1,000,000, or approximately $0.0426 per share, pursuant to the terms of a Private Placement Memorandum dated June 3, 2016. Payment for the 1,000 units was received between July 7, 2016 and August 2, 2016. In conjunction with the Private Placement Memorandum, the Company incurred $100,000 in placement fees to Palladium Capital Advisors, LLC, and $39,885 in legal and filing fees, resulting in net proceeds to the Company of $860,115.

On April 5, 2016, the Company entered into a retainer agreement for legal representation in connection with a selling shareholder registration on Form 1-A (the “Offering Circular”) for a Regulation A+ offering (the “Reg A+ Offering”). Pursuant to the terms of the retainer agreement the Company agreed to pay a fee of $75,000 of which an initial payment of $25,000 was due upon execution of the retainer agreement, $25,000 is due prior to the filing of the initial Offering Circular and $25,000 is due upon qualification of the Offering Circular by the Securities and Exchange Commission. The total payments of $75,000 are reflected as deferred offering costs, of which $45,000 has been included in accounts payable. During June 2017, the Company raised $74,926 in the Reg A+ Offering, the total amount of the fee will be offset against the proceeds received by reducing additional paid in capital and the balance of $74 will be recorded as legal expense.

An exclusive license agreement with sublicensing terms was made effective on May 1, 2016, as amended on August 17, 2017, (the “Effective Date”) by and between the University of South Florida Research Foundation, Inc. (hereinafter at times referred to as the “Licensor”), and a direct support organization of the University of South Florida (the “University”) and the Company (the “License Agreement”). There are certain license fees and milestone payments required to be paid for the licensing of an immunotherapy vaccine peptide that is designed to be used both as a treatment and vaccine against Alzheimer’s (the “Technology”), pursuant to the terms of the License Agreement with the Licensor and the University. Pursuant to the terms of the License Agreement, the Licensor is entitled to receive that number of shares of the Company’s common stock equal to five percent (5%) of the total number of issued and outstanding shares outstanding, subject to additional issuances until such time as the Company has received a total of $5 million in cash in exchange for the Company’s equity securities. During the six months ended October 31, 2017, the Company issued 1,972 shares of its common stock and recognized $3,944 in license fees and during the year ended April 30, 2017, the Company issued 13,547,369 shares of its common stock and recognized $56,962 in license fees pursuant to the License Agreement. The amount of the license fees was based on the fair value of the Company’s common stock on the date of issuance. Fair value was determined from recent sales of the Company’s common stock to third parties.

There are certain initial license fees and milestone payments required to be paid by us to the Licensor pursuant to the terms of the License Agreement. The License Agreement requires the Company to pay royalty payments of four percent (4%) on net sales of products developed from the licensed technology. The Company has already paid an initial license fee of $200,000. As an additional licensing fee, the Licensor is entitled to receive that number of shares of the Company’s common stock equal to five percent (5%) of the total number of issued and outstanding shares outstanding on May 1, 2016, subject to additional issuances until such time as the Company has received a total of $5 million in cash in exchange for the Company’s equity securities. Additionally, the Company is required to pay milestone payments to the Licensor for the license of the technology, as follows:

Payment	Due Date	Event
$50,000	June 1, 2018	IND Filing

$50,000	12 months from IND filing date	Upon first dosing of patient in first Phase I Clinical Trial

$175,000	12 months from first patient dosed in Phase I	Upon Completion of first Phase I Clinical Trial

$500,000	24 months from completion of first Phase I Trial	Upon Completion of first Phase II Clinical Trial

$1,000,000	12 months from completion of the first Phase II Clinical Trial	Upon first patient treated in a Phase III Clinical Trial

$10,000,000	7 years from the Effective Date of the Agreement	Upon FDA Approval

ALZAMEND NEURO, INC.
NOTES TO FINANCIAL STATEMENTS — Unaudited

None of the milestones have been met. If the Company fails to meet a milestone by the specified date, the Licensor may terminate the License Agreement.

The Licensor was also granted a preemptive right to acquire such shares or other equity securities that may be issued from time to time by the Company while the Licensor remains the owner of any equity securities of the Company. Further, if the Company issues equity securities at a price per share that is less than the price paid by purchasers in a transaction for aggregate consideration of at least $5,000,000 (the “Investment Price”), then the number of shares owned by the Licensor shall be increased upon such issuance. The amount of the increase shall be determined by multiplying the number of shares then owned by Licensor by a fraction; the numerator of which shall be equal to the number of shares of common stock outstanding immediately after the issuance of additional shares of commons stock, and the denominator of which shall be equal to the sum of (i) the number of shares of common stock outstanding immediately prior to the issuance of additional shares of common stock plus (ii) the number of shares of common stock which the aggregate consideration for the total number of additional shares of common stock so issued would purchase at the Investment Price.

During the year ended April 30, 2017, the Company issued 1,350,000 shares of common stock to service providers for total stock-based compensation of $57,446. All of the shares of common stock were valued based on the fair value of the Company’s common stock on the date of issuance. Fair value was determined from recent sales of the Company’s common stock to third parties. These issuances included 100,000 shares of common stock, valued at $4,255, to a related party.

In December 2016, the SEC qualified the Company’s Regulation A Offering Statement pursuant to which the Company sought to raise $50,000,000 from the sale of Common Stock at a price of $2.00 per share. The Company sold 37,463 shares of Common Stock and received gross proceeds of $74,926 in the offering, which closed on June 15, 2017.

On October 19, 2017, the Company entered into subscription agreements for the purchase of 107.7 units at $10,000 for each unit purchased. Each unit consisted of 40,000 shares of Common Stock. In aggregate, the 107.7 units represented 4,308,000 shares of Common Stock for an aggregate purchase price of $1,077,000, or $0.25 per share, pursuant to the terms of a Private Placement Memorandum dated August 17, 2017 (the “PPM”). In conjunction with this PPM, the Company incurred $107,700 in placement fees and $57,900 in legal and filing fees, resulting in net proceeds to the Company of $911,400.

10. SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10, the Company has analyzed its operations subsequent to October 31, 2017 and has determined that it does not have any material subsequent events to disclose in these financial statements except for the following.

Common Stock

Between December 13, 2017 and December 29, 2017, the Company entered into subscription agreements for the purchase of 311.75 units at $10,000 for each unit purchased. Each unit consisted of 40,000 shares of Common Stock. In aggregate, the 311.75 units represented 12,470,000 shares of Common Stock for an aggregate purchase price of $3,117,500, or $0.25 per share, pursuant to the terms of a Private Placement Memorandum dated August 17, 2017 (the “PPM”). In conjunction with this PPM, and inclusive of the sale of 107.7 units that occurred on October 19, 2017, the Company incurred $419,450 in placement fees and $57,900 in legal and filing fees, resulting in net proceeds to the Company of $3,717,150.

On January 8, 2018, the Company received notices of conversion from two investors that had purchased 360,000 shares of Series A Preferred Stock. The Series A Preferred Stock was converted into 28,800,000 shares of Common Stock.

ALZAMEND NEURO, INC.
NOTES TO FINANCIAL STATEMENTS — Unaudited

Placement Agreement

The Company has agreed with Spartan Capital Securities, LLC (“Spartan”), the placement agent in the Company’s PPM offering (the “Offering”), as follows:

Use of Proceeds

The Company will apply the net proceeds from the Offering to include the retention of a FDA consulting firm, payment of the IND and all associated costs and the launch of a First Stage Clinical Trial with up to 20 human patients along with limited operational expenses.

Corporate Governance

During the period commencing on December 29, 2017 and ending at such time as the Company’s common stock is listed on a national securities exchange, Spartan will have the right to designate one member of the Company’s Board of Directors (the “Board”). If Spartan does not elect to designate a member of the Board, then the Company will permit a representative of Spartan to attend all meetings of the Board as an observer.

In addition, commencing within twelve (12) to twenty-four (24) months from December 29, 2017, the Board will be comprised of two inside directors and three independent directors (as such term is defined by Rule 5605 of the NASDAQ Stock Market). This covenant will expire upon the listing of the Company’s common stock on a national securities exchange.

Registration Rights

Subject to applicable law or regulations including but not limited to Rule 415 of the Securities Act the Company, within one hundred and eighty (180) days of the final closing of an initial public offering of the Company’s equity securities, file a registration statement on Form S-1 with the Securities and Exchange Commission, which registration statement will cover the shares of common stock issuable to the Placement Agent pursuant to the MCKEA Consulting Agreement discussed below as well as the shares of common stock issued in the Offering.

Alzamend Consulting Agreement

The Company entered into a five year consulting agreement with Spartan pursuant to which Spartan has agreed to provide consulting services with respect to general corporate matters, including, but not limited to, advice and input with respect to raising capital, potential M&A transactions, identifying suitable personnel for management, developing corporate structure and finance strategies, assisting the Company with strategic introductions, assisting management with enhancing corporate and shareholder value and introducing the Company to potential investors.  In December 2017, since the maximum amount was raised in the Offering, the Company paid to Spartan a consulting fee of $1,400,000 for the services to be rendered over the sixty (60) month term of this consulting agreement.

MCKEA Consulting Agreement

MCKEA and Spartan also entered into a five-year consulting agreement (the “MCKEA Consulting Agreement”). Pursuant to the MCKEA Consulting Agreement, upon the receipt by the Company of no less than $2,500,000 in gross proceeds from the PPM, MCKEA will transfer to Spartan 20,000,000 shares of Alzamend common stock. During the term of the MCKEA Consulting Agreement, Spartan will provide consulting services related to general corporate and other matters related to MCKEA’s investment in the Company such as advice on mergers and acquisition transactions, finance strategies, identification of potential management candidates and other strategic introductions.

Item 4.          EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Incorporation (Incorporated by reference to Exhibit 2.1 of Form DOS filed with the Securities and Exchange Commission on August 19, 2016)
2.2	Bylaws (Incorporated by reference to Exhibit 2.2 of Form DOS filed with the Securities and Exchange Commission on August 19, 2016)
4.1	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016)
6.1
Standard Exclusive License Agreement with Sublicensing Terms with the University of South Florida Research Foundation, Inc., dated May 1, 2016 (Incorporated by reference to Exhibit 6.1 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016)

6.2
Management Services Agreement, as amended, with Avalanche International Corp., dated May 1, 2016  (Incorporated by reference to Exhibit 6.2 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016)

8.1	Escrow Agreement, dated May 24, 2016 (Incorporated by reference to Exhibit 8.1 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alzamend Neuro, Inc.

Date: January 30, 2018	By:	/s/ Philip E. Mansour
Philip E. Mansour
Chief Executive Officer (Principal Executive Officer).

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: January 30, 2018	By:	/s/ William B. Horne
William B. Horne
Chief Financial Officer (Principal Financial Officer, (Principal Accounting Officer).